
BALDOR
TS45
TS25

PEOPLE

PRODUCTS

PERFORMANCE

annual report 2003

BALDOR®

ELECTRIC CO

Table of Contents

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

The Value Formula illustrates the equal importance of Quality, Service, Cost and Time in shaping our customers' perception of Value.

V = Value
Q = Quality
S = Service
C = Cost
T = Time
p = perceived



BALDOR
PREMIER
4500


"This year will go down in Baldor's history as one of the most challenging. We are proud that we made the right decisions. Our financial strength coming out of 2003 positions us well for the growth we expect in the years to come."
Ron Tucker
Chief Financial Officer
and Secretary

"We believe in managing with a long-term approach."

John McFarland, President and CEO

Baldor Electric Company has many strengths, including the experience of our employees, the quality and variety of our products and the consistency of our financial performance. We are proud to manage our company with a long-term approach, and as a result, our people, products and performance will lead us to success now and in the future.

Dividends Per Share

Compound Annual Growth Rate = 16%


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
77 79 81 83 85 87 89 91 93 95 97 99 01 03

Adjusted for stock splits

Leadership with Vision.

Baldor has had five CEOs in the company's 84-year history. The stability and continuity of our leadership has been a major reason for our continued success. Our commitment to quality is steadfast and that starts at the top.

Shareholders, Employees, Customers and Friends.

Each year when we write this letter, we review letters from previous annual reports. This year we were struck by how the things we want to say today are similar to what was said in the 1986 letter to the shareholders. In that letter, we answered two of the same questions which we are often asked today: "Can you cope with overseas competition?" and, "Can Baldor get back on the growth track of the 70's and 80's?" In 1986, our answer was "yes" to both questions and our performance through the 90's proved it. Today, the answer remains "yes" and we believe our performance will prove it again.

For the last 35 years, we have had foreign competition. In the 70's it was from Great Britain, in the 80's from Japan, the 90's brought in Taiwan and Korea, and now China. During this period of time, we have achieved growth by providing our customers with more value than any competitor, foreign or domestic. In doing so, we have grown to first place in our industry.

There are many things that set us apart from our competitors. One of the things that differentiates us is that we make a large variety of products, with almost 40% of our total sales coming from non-standard or custom designs. We focus on


BALDOR
GENERA
BALDOR
ADJUSTABLE SPEED DRIVE

providing customers the highest quality products and premium performance, like our Super-E® Premium Efficient motors which use a minimum amount of energy. Each year, we produce thousands of different types of motors, ranging from approximately 1/2 inch in diameter and weighing a few ounces, to almost three feet in diameter and weighing over 10,000 pounds. To put it another way, we design, manufacture and sell value-added products, not commodities.

Something else that we believe makes us different is our belief in and concern for our employees. It takes well-trained and experienced employees to make the best and most reliable products available. We provide numerous opportunities to advance our employees' education through classes such as Understanding Value, Baldor History and Culture, Literacy, Free Enterprise, Dale Carnegie and Gauges and Tooling. We also offer assistance with advanced degree programs at local colleges and universities. Because we don't want this investment in our people going out the door in tough times, we continue to maintain a "no layoff" philosophy. We believe this is the right thing to do for our company, our customers and our shareholders.

We believe in managing with a long-term approach. Baldor has survived a number of economic downturns in our 84-year history, and in each case we have emerged stronger. During the recent downturn, we continued to invest in new products and greatly increased our capabilities in motors, drives and generators. Reducing our new product efforts over the last three years could have helped our short-term results, but would not have made our company stronger for the future.

Our focus on taking care of customers and providing them more value than our competitors has earned us an industry leading position in customer preference. Some would say we are "old fashioned" because we still have local sales offices with real people answering the phones, trained and capable of helping customers select the right motor, drive or generator. They make sure customers get the right product when and where they need it. Our strong sales force is definitely one of our best competitive advantages.

Lastly, we are always open and honest with the owners of the company, our shareholders. We participate in many investor conferences. We provide quarterly updates with answers to frequently asked questions, and carefully review any correspondence to the shareholders, making sure it is both accurate and easy to understand. We encourage you to phone or email us with your questions and comments, and we promise to always answer promptly.

While we have not been completely happy with our performance during this recession, we are a much stronger company today than when we entered the recession three years ago. With business now beginning to improve, we're in a position to cope with foreign competition better than ever before. We have the products, facilities, people and customer relationships to get back on the growth track.

Best regards,

R.S. Boreham Jr.

Roland S. Boreham, Jr.
Chairman of the Board

John A. McFarland
President & CEO



FINANCIAL HIGHLIGHTS

(In thousands, except share data)

	2003	2002	% Change
Net Sales	$561,391	$549,507	+2.2%
Net Earnings	24,779	23,895	+3.7%
Net earnings per share - diluted	0.74	0.69	+7.2%
Cash dividends per share	0.53	0.52	+1.9%
Weighted average shares outstanding - diluted	33,404,733	34,622,136	-3.5%



"Our financial strength improved during 2003 even after investing in the future through the development of new products, increasing our dividend, repurchasing shares and making an acquisition."

Tracy Long
Treasurer and Assistant Secretary


Most Preferred!
Baldor motors are preferred by a wider industrial audience than any other motor brand.
But don't take our word for it...

Studies conducted by the leading industrial magazines and independent research companies show that Baldor is consistently the "most preferred" industrial electric motor manufacturer.

People. Products. Performance.

The Best People in the Industry.

There are few manufacturers in the world with a workforce like Baldor. Our people are loyal, hardworking, and extremely good at what they do.

Our 3,600 employees are dedicated to the philosophy of delivering a superior product to our customers. "To be the best, as determined by our customers..." is our mission. No one can make motors, drives and generators the way our people can. They are the finest in our industry.

Each year, we invest thousands of hours training and educating our people. More importantly, our employees invest their careers in Baldor. That translates to a more experienced workforce producing the best motors, drives and generators in the world. With over half of our employees having more than ten years with the company, our customers get the advantage of experience and quality that cannot be matched by any other manufacturer in the industry.

A Preferred Product Line.

Baldor designs, manufactures, and markets an extensive line of energy-efficient electric motors, drives and generators. We are beginning our 85th year of business as the most trusted and preferred motor manufacturer. This is a track record that can't be duplicated.

Our ongoing goal is to supply the very best products available to meet the application challenges of our customers. Whether they need off-the-shelf or custom designed motors, drives, or generators, we deliver what they need, when they need it. No other manufacturer in our business can deliver like Baldor.



Baldor's corporate office is located in Fort Smith, Arkansas.

Baldor products are sold through 39 local sales offices and warehouses in North America. International sales are handled through Baldor affiliates located in Europe, Latin America, Asia and Australia. Baldor products are produced in 15 plants in the U.S.A., and one plant in Bristol, England.

Before Baldor products are sent to our customers, they are put through rigorous design and testing procedures. We strive to design and manufacture products that meet or exceed the highest industry standards.

Baldor has also invested in technology and product improvements with an eye toward tomorrow. As our customers recover and business increases, we are ready. We have the facilities, equipment, people and experience needed to react quickly.

Experience Where It Counts.

With more than 165 years of combined experience at Baldor, the knowledge, strength and stability of our management team is the best in the business.



Back row:
Roger Bullock
Randy Colip
Terry King

Front row:
Ron Tucker
Tracy Long
Randy Breaux
Jeff Hubert
Chuck Cramer
Gene Hagedorn
Randy Waltman

Proven and Consistent Performance.

The past three years have not been particularly kind to the manufacturing sector of the U.S. economy. Baldor remains financially strong, stable and poised for an economic rebound. In fact, during 2003 our financial strength allowed us to invest in share repurchases, an acquisition and a dividend increase.

While many American companies have had massive layoffs and closed their mainland manufacturing facilities, Baldor has retained its workforce and invested in its people by increasing time invested in training and education.

Baldor's performance following recessions has always been strong. As a matter of fact, we are stronger in many ways coming out of this recession than we were going in. Our financial position is excellent, our product offering is broader than ever, and our information systems are state-of-the-art. With all of these strengths in place, our performance outlook is better than ever.



"Having local inventory in over 40 locations around the world is a huge advantage for us. No other manufacturer has such a broad product line in so many locations. We have the right products in the right place at the right time."

Jeff Hubert
Vice President – Sales



A GROWING PRODUCT LINE
2000 - 2003
500 Hp
Motors 1,500 Hp
300 Hp
Drives 1,500 Hp
100 kW
Generators 2,000 kW

Part of our growth strategy has been to increase the size of the motors, drives and generators we manufacture. The chart above illustrates how each product line has grown during the last 3 years, allowing us many new opportunities with existing and new customers.

Leading with Technology and New Products.

For many years, new products (defined as those introduced within the last five years) have been a key to Baldor's growth and success. New products represent 30-35% of our annual sales. The past five years have seen an amazing increase in our capabilities by product line.

Five years ago, the most expensive motor we produced sold for $35,000; we now sell motors exceeding $100,000. The largest drive five years ago was $85,000 and now we build drives that sell for $180,000.

Bigger and Better.

In 2003, we built our largest motor yet, 1,500 Hp. A key target market is the process industries including: chemicals, pulp and paper, petrochemicals, and mining/aggregates. Our new large horsepower motors will allow us to offer a broader range of products to compete more aggressively in this area.

Driving Business to Baldor.

In addition to increasing our motor capabilities, we also expanded our drives ratings in 2003. Custom drives continue to provide growth opportunities for Baldor. Applications in the marine, automotive and food industries prompted the development of new drives to over 1,500 Hp.



We have done a good job over the years offering high performance drives that are both versatile and easy to use. We also develop drives for many special or custom applications that require specific performance not available in off-the-shelf products.

There are many opportunities for growth in the drives area as manufacturing companies increase their investments in automation.



Solutions in Motion.

New rotary and linear servo motors, and the controls that operate them, continue to provide new opportunities for Baldor. Our rotary servo motors continue to set the standard for the highest torque in the smallest packages. We introduced a new ring magnet brushless rotary servo family in 2003, providing even more performance to what was already the best servo motor available.

New linear motors, such as the HyCore® linear stepper motor, provide high performance linear motion at a very affordable price. This motor combines the best features of the traditional linear brushless designs with the cost advantages of less expensive stepper technology. Readers of *Plant Engineering Magazine* selected HyCore as a "2003 Gold Product of the Year."



Baldor's new MicroFlex™ controls powered by Baldor's MINT® programming language, provide the "brains behind the movement" for Baldor servo and linear motors. The MicroFlex marks a new step in the evolution of cost effective system design, without sacrificing performance.

Designed in our Bristol, England facility, these controls make the most difficult movement profiles simple and intuitive.



Gearing Up for Success.

We offered many new gearmotors and gearboxes during 2003. In addition to new mounting configurations, we also introduced a new line of stainless steel gearboxes for the food and pharmaceutical industries. Our gearmotor and gearbox product lines continue to grow steadily year after year.



Baldor gearmotors are used by many original equipment manufacturers (OEMs) for a variety of applications in the label printing and packaging industry.

Our wide variety of motion control products includes rotary and linear servo motors, amplifiers and controllers. Over the last 3 years, we have continued expanding our product offering, and today have the most complete motion control family available.



"We expect our generator sales to grow at accelerated levels in 2004 and beyond. As the economy continues to strengthen, and increases in energy consumption stress the power grids, businesses will better understand the importance of uninterrupted power."

Randy Breaux
Vice President – Marketing

Generators continued to be a growth opportunity in 2003. Additional ratings to 2,000 kilowatts (kW) were added during the year. We now serve customers in the rental equipment, emergency standby power, peak shaving and prime power industries. We are on our way to becoming a "preferred" supplier in the generator market.

New People. New Products. New Customers.

In November 2000, Baldor entered the industrial generator market through the acquisition of Pow'R Gard Generators of Oshkosh, Wisconsin.

This plant designs and manufactures portable generators for the rental market and emergency auxiliary power generators from 1 kW through 200 kW. This important acquisition allowed Baldor to participate in approximately one-third of the domestic generator market.

In February 2003, Baldor announced the acquisition of Energy Dynamics, Inc. of Mukwonago, Wisconsin. This plant specializes in the design and manufacture of industrial generators from 30 kW through 2,000 kW. This acquisition allowed Baldor to enter into the rest of the $3 billion domestic generator market.

Baldor is now firmly positioned as a key marketer, designer and manufacturer of industrial generators for the rental, construction, standby, prime power and peak shaving markets. We are excited to report that our generator business grew nearly 70% during 2003!

Generating New Opportunities.

Not only did we expand our product sizes, but many new *gaseous generators* were also developed for the industrial standby and peak shaving markets, ranging from 30 kW through 150 kW.

In late 2003, marketing and sales efforts began to really pay off. Our relationships with distributors continued to develop, turning customer awareness of Baldor generators into new orders.

An unexpected blackout in the northeastern United States and eastern Canada left over 50 million people without power and exposed the vulnerability of the power grid. A few months later, a hurricane


TS80
BALDOR
GENERATORS
POWR GARD
DLC SERIES

had devastating effects on the eastern seaboard. These events prompted generator inquiries and orders to increase rapidly.

We expect generator sales to continue to grow at accelerated levels in 2004 as the economy strengthens and businesses better understand the security a Baldor standby generator provides.

The generator business is also introducing us to many new customers. Generator customers stretch beyond the industrial marketplace we know so well. We provide solutions to not only rental companies and the military, but also to nursing homes, hospitals, office buildings and telecommunications companies. Any business that relies on electricity is a candidate for a Baldor generator.

As a result of the strategic acquisitions we've made over the past three years and the new products we've developed, we believe Baldor is positioned to be a major player in the generator industry for many years to come.

OptiGen®: A Technology Breakthrough.

In 2003, we continued development of what we believe will be the most innovative new product technology to hit the generator market in decades, the OptiGEN adjustable speed generator.



BALDOR
OptiGEN

OptiGEN utilizes power electronics to control the speed, output voltage, and frequency based on the amount of power required, resulting in a smaller generator that consumes less fuel.



"It takes skilled and trained people to make high quality products. We have increased our investments in employee training. We retained our extremely experienced workforce throughout the recession, making us stronger than ever. That's a great competitive advantage."

Randy Waltman
Vice President – Operations



The six two-megawatt generators, pictured above, were installed during 2003 at a Saint-Gobain glass bottle manufacturing plant in Wisconsin. This project allowed the plant to operate "off grid" when required by the local utility.



"Good industrial sales people are hard to come by today. We are fortunate to have a group of sales entrepreneurs around the world that understand what it takes to be successful...an understanding of the customers' needs and the ability to provide them solutions."

Randy Colip
Vice President – Sales

Sales Innovations.

Introducing ProSPEC®. A New Approach to Selling to an Important Audience.

It was only appropriate that Baldor would launch the new ProSPEC program at the Design Engineering Show in Chicago in 2003. The premise behind ProSPEC was to create a vehicle to reach the consulting and specifying engineer.

Engineers play a critical role in determining which motors, drives and generators are used. In many cases, the engineer relies on the manufacturer to provide information such as performance and dimensional data, case studies, and technology white papers to help determine which products best suit the application.


BALDOR
ProSPEC

As part of the ProSPEC launch, a new dedicated website was created specifically for use by the consulting and specifying engineer. The website, **www.BaldorProSPEC.com**, provides a single access point for engineers to retrieve up-to-date technical information and product education. This information is designed to help them determine specifying and buying recommendations with confidence. Another important aspect to the website is the "Ask the Engineer" section where engineers can pose technical or general questions to Baldor application engineers with a 24-hour response guarantee.


The Baldor
SPEC Team.

After the initial introduction, ProSPEC became an immediate hit.

A number of large industrial jobs that specified "Baldor, no substitute," in 2003, were a result of Baldor's efforts through the ProSPEC Team and Baldor District offices.

Baldor ProSPEC is another new way of making it easier for customers to specify and use Baldor motors, drives and generators.

An Experienced Sales Force.

Baldor's sales force is, without a doubt, one of the finest in the industry. They are knowledgeable of the products offered and customers served, and they meet the economic challenges of true entrepreneurs year after year.

Over the last two years, our sales force concentrated on new customer development through a program referred to internally as "Bounty Hunt." The program proved to be a huge success. Their efforts resulted in a two-year total of more than 750 new customers, some small and some large, adding $88 million in new business during those two years. These new customers will continue to grow in the future through their use of Baldor motors, drives and generators.

An Unconventional Meeting.

Held every five years, the Baldor World Sales Meeting and Trade Fair was a worldwide gathering of more than 600 sales people, plant and office representatives, as well as key suppliers, representing 14 countries and speaking eight languages. At a time when other companies were cutting back, why would Baldor invest in such a meeting? Because it was the right thing to do for our future growth. This gathering was the perfect opportunity to share success stories, learn about new products and build teamwork.

The World Sales Meeting and Trade Fair culminated with the Annual Meeting of the Shareholders attended by over 1,200 people.



Baldor sales engineers regularly visit customers to learn about the applications on which our products are being used. In many cases, they identify new ways to improve the customer's productivity by applying Baldor technology not currently being used. Automation is quickly becoming a key to productivity improvements.

Representatives from Baldor's sales organization gathered from around the world at the Convention Center in Fort Smith, Arkansas.





"Custom products have long been a competitive advantage at Baldor. Our new Customer Requirements Module allows us to capture custom design information right up front, so there is no delay in getting these products to our customers."

Mark Shackelford
Director of Information Services

Every Baldor employee is trained on the importance and effect that each variable in the formula has on our customers.

The Value Formula: Part of Everything We Do.

The Value Formula is at the core of everything we do. It illustrates the importance of four different variables that shape our customers' perception of Value. Every Baldor employee is educated on each component of the formula. We understand that providing better Value to our customers is our true competitive advantage, and we consider it in every decision we make.

Our People Are Our Greatest Strength.

It takes great employees to deliver the value-added products that our customers expect, and our 3,600 employees work every day to meet and exceed those expectations. Whether they design, build or sell Baldor products, our employees are flexible and willing to do what it takes to provide the most value to our customers.

During 2003, we continued our long-term strategy of investing in the education of our employees. Tuition reimbursement for employees pursuing degrees on their own time increased by 20% due to increased enrollment. We provided more on-site classes this year, including blueprint reading, machine tool technology, leadership skills and Dale Carnegie courses. During 2004, we will continue to offer these classes and also add Lean Six-Sigma courses and health-related education.

Baldor Plants: Room to Grow.

We realized a long time ago that our employees could only create the highest quality products if they had the right tools and equipment. With that in mind, we continue to invest in the best production equipment and processes, clean and well-maintained facilities, with efficient layouts which improve productivity and product flow. We have ample space available in existing facilities to support our growth for years to come.

Tying It All Together with State-of-the-Art Information Systems.

Our employees have worked hard to develop the most effective information systems in the history of the company. Over the past five years, we have developed a centralized information system used by our corporate office, plants and sales offices around the world. This system allows us to see real-time orders and shipments, organized by customer, warehouse and country.

During 2003, we added many customer-friendly features to our information systems, including online viewing of product inventory and order placement. We added more specific customer requirement screens to our order-entry process, making it easier, faster and more accurate than ever. We believe this type of service helps us take better care of our customers every day.

The investments we've made in our information systems help us improve productivity and provide accurate and timely information to our customers. Once again, we have made good decisions, done the right things and continue managing the company with a long-term approach.



Washdown duty motors keep this bottle filling and sorting line moving in a Hiram Walker plant. Baldor washdown motors are designed for frequent washing with high-pressure cleaning solutions. Customer preference for Baldor motors has earned us the market-leader position for washdown duty motors.



Baldor's 3,600 employees understand that if we don't take care of our customers, someone else will! We are all dedicated to attracting and keeping customers by providing the very best motors, drives and generators available.



"Most companies don't realize what their energy costs are and don't realize that energy is a cost you can control. We utilized our own motors, drives and generators to dramatically reduce our energy cost, and our customers are doing the same."

Ed Ralston
Director of Internal Audit Services

Baldor: The Energy Leader.

Three years ago Baldor took a hard look at the energy costs in our own manufacturing plants. Our electricity bills were much higher than we expected and we knew electricity costs were going nowhere but up. We asked our employees what we could do to reduce our energy costs.

The Solution Was Right Under our Nose.

Ideas of every kind came pouring in. But one idea caught our attention...the suggestion to change out the existing motors and drives on the manufacturing equipment in our plants with our newer Super-E® energy efficient motors and drives. While we've always used the highest-efficiency Baldor products available, improvements in our motor efficiencies in recent years gave us better Baldor products to install throughout our facilities.

Replacing existing motors and drives with our own Super-E energy efficient motors and our high-efficiency drives, along with a few other energy savings ideas, had an instant and dramatic effect on our electricity costs. In three years, these efforts have reduced our total electricity usage by more than 15%.


BALDOR
Proud to be
an ENERGY STAR® partner
$1 million in annual energy savings
ENERGY STAR
PARTNER

Leading the Industry by Example.

In 2003, Baldor partnered with ENERGY STAR®, the U.S. Environmental Protection Agency's (EPA) voluntary program that offers businesses energy efficient solutions to help save money, while protecting the environment for future generations.

Teaming with ENERGY STAR will allow Baldor to network with other U.S. manufacturing companies, share successes, and help others identify opportunities to reduce energy requirements including using premium efficient motors, drives and peak shaving generators.


BE$T
BALDOR
MOTORS AND DRIVES
BALDOR ENERGY SAVINGS TOOL

The award winning BE$T (Baldor Energy Savings Tool) computer program compares the efficiency, annual electricity usage and annual potential savings to calculate a payback period and suggests the appropriate Baldor replacement motor.

Why Customers Choose Baldor Motors, Drives and Generators.

Baldor is the "most preferred" motor manufacturer for many reasons, and we believe these reasons will help us become most preferred in the drives and generator businesses as well.

The industry's broadest line of motors, drives and generators.

We offer more than 7,000 stock motors, drives and generators, including motors and drives to 1,500 Hp and generators to 2,000 kW.

Products are available at more locations than any other brand.

Our sales offices and warehouses throughout the world offer immediate availability of Baldor products to thousands of distributors.

The industry's shortest lead times.

Baldor has the industry's shortest lead times on custom motors. Our unique FLEX FLOW® manufacturing process lets us produce any order in any quantity, quickly and efficiently.

Innovative new products.

When our customers need solutions, we work closely with them to develop the products their applications require.

Our commitment to research, design and marketing in all of our product categories is unparalleled, ensuring the success of the new products we introduce.

The energy-efficiency leader.

We design all of our products to use a minimum amount of energy and have done so since 1920.

The industry's best customer service.

Providing our customers with first-class service starts with providing the best information in the industry. We offer a wide source of product information including our award-winning website, **www.baldor.com**; the new engineer-only ProSPEC website; a CD-ROM catalog; the Baldor VIP interchange; an energy analysis program and a wide array of product literature.



Baldor motors can be found in a variety of applications, including many in pollution control. Whether the applications require a stock or custom motor, Baldor gets the job done.

Baldor motors and drives play an important role in many manufacturing plants around the world. In this friction welding application, a Baldor vector motor and drive provide the precise performance necessary to fuse two different types of steel together.



Eleven-Year Summary of Financial Data

	Net Sales	Cost Goods Sold	Net Earnings	Per Share Data: Diluted Net Earnings	Per Share Data: Basic Net Earnings	Per Share Data: Dividends	Percent Return On Average Equity	Shareholders' Equity	Total Assets	Long-Term Obligations	Working Capital
2003	**$561,391**	**$409,294**	**$24,779**	**$0.74**	**$0.75**	**$0.53**	**9.2%**	**$261,488**	**$476,955**	**$79,465**	**$171,802**
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	199,023
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	173,638
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	174,803
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	183,956
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	176,126
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	141,268
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	146,975
1995	478,315	334,306	32,305	0.84	0.88	0.26	16.3%	211,377	313,462	25,255	145,069
1994	422,714	297,212	26,359	0.69	0.73	0.21	15.3%	184,262	283,155	26,303	118,550
1993	360,195	255,557	19,426	0.52	0.54	0.17	12.7%	160,539	237,950	22,474	108,601

Net Sales



600
500
400
300
200
100
0
DOLLARS (IN MILLIONS)
93 94 95 96 97 98 99 00 01 02 03

Dividends Per Share



.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
0
DOLLARS
93 94 95 96 97 98 99 00 01 02 03

Earnings Per Share (Diluted)



1.40
1.20
1.00
.80
.60
.40
.20
0
DOLLARS
93 94 95 96 97 98 99 00 01 02 03

Operating Margins



16
14
12
10
8
6
4
2
0
PERCENT
93 94 95 96 97 98 99 00 01 02 03

Total Assets



450
400
350
300
250
200
150
100
50
0
DOLLARS (IN MILLIONS)
93 94 95 96 97 98 99 00 01 02 03

Shareholders' Equity



300
250
200
150
100
50
0
DOLLARS (IN MILLIONS)
93 94 95 96 97 98 99 00 01 02 03

Long Term Debt to Total Capitalization



28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
PERCENT
93 94 95 96 97 98 99 00 01 02 03

Research and Development



30
25
20
15
10
5
0
DOLLARS (IN MILLIONS)
93 94 95 96 97 98 99 00 01 02 03

Property, Plant and Equipment Additions



40
35
30
25
20
15
10
5
0
DOLLARS (IN MILLIONS)
93 94 95 96 97 98 99 00 01 02 03

Book Value Per Share



7
6
5
4
3
2
1
0
DOLLARS
93 94 95 96 97 98 99 00 01 02 03

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Summary

Gradual improvement in motor and drive product sales throughout the year and new revenues from expansion in generator markets resulted in a modest increase in consolidated net sales for the 2003 fiscal year. For the year, net sales improved 2.2% from 2002. Gross and operating margins were 27.1% and 8.2%, respectively compared to 27.8% and 8.2% a year ago. Net earnings in 2003 amounted to $24.8 million, advancing 3.7% from earnings of $23.9 million in 2002. Net earnings in 2001 were $22.4 million. Diluted earnings per share increased to $.74 in 2003 from $.69 in 2002, due in part to the repurchase of 1.5 million shares of common stock. Total dividends paid in 2003 amounted to $.53 per diluted share, up from $.52 per diluted share in 2002.

Net Sales

Net sales for 2003 were $561.4 million, rising 2.2% above 2002 net sales of $549.5 million. Sales in 2001 amounted to $557.5 million. Sales of electric motors increased slightly in 2003 and amounted to 77.5% of total product sales compared to 79.0% in 2002. Sales of drives products declined 1.4% for the year and amounted to 17.0% of total product sales in 2003 compared to 17.7% in 2002. Sales of generator products increased 68.9% during the year and comprised 5.5% of total product sales versus 3.3% in 2002. Growth in the generator market provided approximately $12 million of additional revenue in 2003 as compared to 2002. In February 2003, Baldor acquired Energy Dynamics, Inc. (EDI), a designer, assembler and marketer of industrial generator sets. These products were complementary to our existing generator product lines. The EDI acquisition, combined with continued development of new generator products, provided new opportunities in the generator markets in 2003. Baldor serves many industries and geographic regions by selling to a broad base of distributors and Original Equipment Manufacturers (OEMs) both domestically and in more than 60 countries around the world. For the years 2003, 2002, and 2001, sales to distributors and OEM customers remained at approximately 50% each. No single customer accounted for more than 5% of sales in any year covered by this report.

Gross Margin

Gross margin was 27.1% in 2003 compared to 27.8% in 2002 and 28.0% in 2001. Gross margin was impacted by two primary factors in 2003. Reductions in finished goods inventories resulted in lower absorption of fixed costs. In addition, the mix of products sold in 2003 included a 68.9% increase in generator products which currently have a lower gross margin than industrial electric motor products.

Operating Margin

Operating margin for 2003 remained unchanged from 2002 at 8.2%. Operating margin was 8.0% in 2001. Selling and administrative expenses decreased to 18.9% of net sales in 2003 from 19.5% in 2002 and 20.0% in 2001. Continued reductions in freight and warranty costs amounted to approximately .4% of net sales in 2003. Those improvements more than offset additional overhead costs, amounting to approximately $630,000 in 2003, incurred with the acquisition of Energy Dynamics, Inc.

Net Earnings

Pre-tax margin improved slightly to 7.0% for 2003 compared to 6.9% for 2002 and 6.4% in 2001. Lower outstanding debt balances and decreases in interest rates on outstanding debt resulted in a reduction in interest expense of approximately $500,000 in 2003. Increased net sales, level operating margins, and reduced interest expense combined to generate an increase in net earnings of 3.7%. The Company's effective tax rate remained at 37.0% for 2003, consistent with 2002 and 2001.

International Operations

Sales from international operations (foreign affiliates and exports) amounted to $82.0 million in 2003, an increase of 9.6% over the $74.8 million in 2002. Sales from international operations were $78.1 million in 2001. Of the 9.6% increase, approximately 5.7% came from domestic products exported to foreign customers. The remainder was the result of sales growth from Baldor's foreign affiliate companies.

Environmental Remediation

Management believes, based on its internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on the capital expenditures, earnings, or competitive position of the Company.

Financial Position

Summary

Baldor's financial position remained strong through 2003. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities, expanding into new markets through acquisitions, and continuing to invest in both our employees' and customers' education and training.

Investments

Baldor believes the investment in our employees through training and education is a key to continued success and improved shareholder value. We continue to be a leader not only in employee education, but also in customer training.

Investments in property, plant and equipment amounted to $15.1 million in 2003, $10.6 million in 2002, and $19.4 million in 2001. These investments were made to centralize operations, increase capacity, and improve quality and productivity.

Baldor's commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers' needs. Investments in research and development amounted to $21.9 million in 2003, $22.5 million in 2002, and $24.4 million in 2001. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources

Baldor's liquidity position remained solid in 2003. The Company had working capital of $171.8 million at January 3, 2004 and $199.0 million at December 28, 2002. The ratio of current assets to current liabilities was 2.7 to 1 at year-end 2003 compared to 3.7 to 1 at the end of fiscal year 2002. The reduction in working capital and current ratio was primarily related to the reclassification of $25 million of the Company's outstanding long-term debt. The Company has a credit facility that expires in October 2004. While we anticipate extending or refinancing the outstanding debt and do not expect it to be a future use of cash, it has been classified as a current liability on the Company's balance sheet at January 3, 2004. Liquidity was supported by cash flows from operations of $62.8 million in 2003, $53.6 million in 2002, and $38.3 million in 2001. There were three primary factors, other than normal balance sheet fluctuations and results of operations, that caused 2003 operating cash flows to differ from 2002. Finished goods and raw materials inventories were reduced in 2002 by $13.1 million as a result of successfully reducing manufacturing lead times on replacement of stock products to two weeks. A more normal reduction of inventories took place in 2003, amounting to $2.6 million. Accordingly, operating cash flows related to inventories were $10.5 million less in 2003 than in 2002. Improved management of accounts payable contributed to increased operating cash flows related to accounts payable of $6.8 million. Finally, income tax payments made in 2003 decreased $11.1 million as a result of overpayments made in prior years, resulting in an increase in operating cash flows. Future years' income tax payments are expected to closely approximate liabilities.

The Company utilized a portion of its cash flows from operations to fund property, plant and equipment additions of $15.1 million in 2003 and $10.6 million in 2002. In addition, dividends were paid to shareholders amounting to $17.5 million for 2003 and $17.9 million for 2002. In 2003, the Company also funded the acquisition of Energy Dynamics, Inc. in the amount of $5.8 million and repurchased 1.5 million shares of the Company's common stock for $26.7 million.

Total long-term debt, including amounts classified as current maturities, was $105.3 million at January 3, 2004 compared to $107.2 million at December 28, 2003. The Company's credit agreements contain various financial covenants and the Company was in compliance with those covenants during all of the periods presented in this report. Baldor's principal source of liquidity is operating cash flows. Accordingly, the Company is dependent primarily on continued demand for our products as well as collectability of receivables from our customers. Our broad base of customers and industries served, as well as our favorable position in the marketplace, ensure that fluctuations in a particular customer's or industry's business will not have a material effect on the Company's sales or collectability of receivables. As a result, management expects that the Company's foreseeable cash needs for operations and capital expenditures will continue to be met through operating cash flows and existing credit facilities.

The table below summarizes the Company's contractual obligations as of January 3, 2004.

(In thousands)	Payments due by period				
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations (a)	$108,911	$28,169	$74,919	$ 146	$5,677
Operating lease obligations	12,723	3,776	4,338	1,720	2,889

(a) Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at January 3, 2004. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy

Annual dividends amounted to $.53 per diluted share in 2003 and $.52 per diluted share in 2002 and 2001. There have been four dividend increases in the last five years and 10 increases in the last 10 years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant. The objective is for shareholders to obtain dividend increases over time while also participating in the growth of the Company.

Market Risk

Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates, and foreign exchange rates. To maintain stable pricing for its customers, the Company enters into various hedging transactions as described below.

The Company is a purchaser of certain commodities, primarily copper, aluminum and steel, and periodically utilizes commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

The Company's interest rate risk is related to its available-for-sale securities and long-term debt. Due to the short-term nature of the Company's securities portfolio, anticipated interest rate risk is not considered material. The Company's debt obligations include certain notes payable to banks bearing interest at a quarterly variable rate. The Company does not currently utilize derivatives for managing interest rate risk, but continues to monitor changes in market interest rates.

Foreign affiliates comprise less than 5% of total assets. The Company does not anticipate the use of derivatives for managing foreign currency risk, but continues to monitor the effects of foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: The Company records allowances for doubtful accounts based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical losses. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than the Company had anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The Company reviews the net realizable value of inventory on an on-going basis, with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: The Company's self-insurance programs include primarily product liability, workers' compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company's claims experience and risk exposure levels for the periods being valued. Adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Long-Lived Assets and Goodwill: The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events indicate that the carrying amount of an asset may not be fully recoverable. The Company evaluates the recoverability of goodwill and other intangible assets with indefinite lives annually or more frequently if events indicate that an asset may be impaired. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company's products, future market conditions, technological developments, and future discount rates and growth rates.

Forward-looking Statements

This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "outlook," "optimistic," "trends," "expect(s)," "assuming," "expectations," "forecasted," "estimates," "expected") are based on the Company's current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, but are not limited to, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company's filings made from time to time with the Securities and Exchange Commission.

Consolidated Balance Sheets
Baldor Electric Company and Affiliates

ASSETS *(In thousands, except share data)*			January 3 2004	December 28 2002
CURRENT ASSETS:	Cash and cash equivalents		**$ 10,635**	$ 24,515
	Marketable securities		**36,654**	27,155
	Receivables, less allowances for doubtful accounts of $3,870 in 2003 and $4,031 in 2002		**83,200**	83,630
	Inventories:	Finished products	**73,668**	78,044
		Work in process	**10,721**	9,927
		Raw materials	**51,295**	50,237
			135,684	138,208
		LIFO valuation adjustment	**(23,561)**	(25,068)
			112,123	113,140
	Prepaid expenses		**3,703**	4,458
	Other current assets and deferred income taxes		**28,578**	19,806
	TOTAL CURRENT ASSETS		**274,893**	272,704
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements		**6,287**	6,282
	Buildings and improvements		**59,530**	56,350
	Machinery and equipment		**286,629**	274,314
	Allowances for depreciation and amortization		**(216,812)**	(200,279)
	NET PROPERTY, PLANT AND EQUIPMENT		**135,634**	136,667
OTHER ASSETS:	Goodwill		**62,845**	57,158
	Other		**3,583**	6,232
	TOTAL ASSETS		**$ 476,955**	$ 472,761

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	Accounts payable	**$ 28,966**	$ 25,289
	Employee compensation	**6,820**	7,526
	Profit sharing	**5,436**	5,279
	Accrued warranty costs	**6,625**	6,625
	Accrued insurance obligations	**12,515**	13,794
	Dividends payable	**4,595**	4,438
	Other accrued expenses	**7,494**	7,836
	Income taxes payable	**4,821**	1,004
	Current maturities of long-term obligations	**25,819**	1,890
	TOTAL CURRENT LIABILITIES	**103,091**	73,681
LONG-TERM OBLIGATIONS		**79,465**	105,285
DEFERRED INCOME TAXES		**32,911**	19,197
SHAREHOLDERS' EQUITY:	Preferred stock, $.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None		
	Common Stock, $.10 par value Authorized shares: 150,000,000 Issued shares: 2003 - 40,018,261; 2002 - 39,693,091	**4,002**	3,969
	Additional capital	**53,683**	48,657
	Retained earnings	**338,696**	331,373
	Accumulated other comprehensive loss	**(675)**	(4,880)
	Treasury stock (7,188,523 shares in 2003 and 5,553,633 shares in 2002)	**(134,218)**	(104,521)
	TOTAL SHAREHOLDERS' EQUITY	**261,488**	274,598
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 476,955**	$ 472,761

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

(In thousands, except share data)		Year Ended January 3 2004	December 28 2002	December 29 2001
Net sales		**$ 561,391**	$ 549,507	$ 557,459
Other income, net		**1,960**	1,383	839
		563,351	550,890	558,298
Cost and expenses:	Cost of goods sold	**409,294**	396,815	401,471
	Selling and administrative	**106,343**	107,407	111,253
	Profit sharing	**5,436**	5,285	5,136
	Interest	**2,949**	3,454	4,906
		524,022	512,961	522,766
Earnings before income taxes		**39,329**	37,929	35,532
Income taxes		**14,550**	14,034	13,147
	NET EARNINGS	**$ 24,779**	$ 23,895	$ 22,385
Net earnings per share-basic		**$ 0.75**	$ 0.70	$ 0.66
Net earnings per share-diluted		**$ 0.74**	$ 0.69	$ 0.65
Weighted average shares outstanding - basic		**32,928,369**	34,060,853	33,896,164
Weighted average shares outstanding - diluted		**33,404,733**	34,622,136	34,505,550

See notes to consolidated financial statements.

Summary of Quarterly Results of Operations (unaudited)
Baldor Electric Company and Affiliates

(In thousands, except per share data)		Quarter First	Second	Third	Fourth**	Total
2003:	Net sales	**$137,389**	**$138,523**	**$138,980**	**$146,499**	**$561,391**
	Gross profit	**37,380**	**37,760**	**36,826**	**40,131**	**152,097**
	Net earnings	**6,165**	**5,999**	**6,065**	**6,550**	**24,779**
	Net earnings per share - basic	**0.18**	**0.18**	**0.19**	**0.20**	**0.75**
	Net earnings per share - diluted	**0.18**	**0.18**	**0.18**	**0.20**	**0.74**
2002:	Net sales	$133,510	$145,176	$134,890	$135,931	$549,507
	Gross profit	37,156	41,370	36,132	38,034	152,692
	Net earnings	5,428	7,195	5,172	6,100	23,895
	Net earnings per share - basic	0.16	0.21	0.15	0.18	0.70
	*Net earnings per share - diluted	0.16	0.21	0.15	0.18	0.69

*The sum of the quarter amounts does not agree to the total due to rounding.

**Fourth quarter 2003 included 14 weeks. All other quarters presented included 13 weeks.

Consolidated Statements of Cash Flow
Baldor Electric Company and Affiliates

(In thousands)				January 3 2004	December 28 2002	December 29 2001
Operating activities:	Net earnings			**$ 24,779**	$ 23,895	$ 22,385
	Adjustments to reconcile net earnings to net cash from operating activities:	(Gains) losses on sales of marketable securities		**(94)**	(46)	8
		Depreciation		**17,180**	17,595	18,555
		Amortization		**1,659**	1,410	2,124
		Deferred income taxes		**8,909**	4,435	1,800
		Changes in operating assets and liabilities:	Receivables	**1,408**	(448)	17,312
			Inventories	**2,561**	13,081	(5,270)
			Other current assets	**(1,593)**	452	1,586
			Accounts payable	**3,242**	(3,541)	2,017
			Accrued expenses and other liabilities	**(2,227)**	(2,590)	(6,629)
			Income taxes	**3,640**	(934)	(6,190)
			Other, net	**3,307**	265	(9,448)
	Net cash provided by operating activities			**62,771**	53,574	38,250
Investing activities:	Additions to property, plant and equipment			**(15,132)**	(10,556)	(19,361)
	Marketable securities purchased			**(39,152)**	(32,014)	(7,941)
	Marketable securities sold			**29,516**	16,045	6,125
	Acquisitions, net of cash acquired			**(5,831)**	0	(925)
	Net cash used in investing activities			**(30,599)**	(26,525)	(22,102)
Financing activities:	Additional long-term obligations			**0**	14,000	65,500
	Reduction of long-term obligations			**(3,898)**	(7,268)	(65,529)
	Unexpended debt proceeds			**2**	3	7
	Dividends paid			**(17,518)**	(17,931)	(17,641)
	Common stock repurchased			**(26,686)**	0	(2,337)
	Stock option plans			**2,048**	3,098	3,548
	Net cash used in financing activities			**(46,052)**	(8,098)	(16,452)
Net (decrease) increase in cash and cash equivalents				**(13,880)**	18,951	(304)
Beginning cash and cash equivalents				**24,515**	5,564	5,868
Ending cash and cash equivalents				**$ 10,635**	$ 24,515	$ 5,564

Year ended columns: January 3, 2004; December 28, 2002; December 29, 2001.

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

(In thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)	Total
BALANCE AT DECEMBER 30, 2000	39,020	$ 3,902	$ 38,024	$ 320,915	$ (3,866)	$ (98,130)	$ 260,845
Comprehensive income							
Net earnings				22,385			22,385
Other comprehensive income (loss)							
Securities valuation adjustment, net of taxes of $37					61		61
Translation adjustments					(2,999)		(2,999)
Derivative unrealized loss, net of tax benefit of $870					(1,360)		(1,360)
Total other comprehensive income (loss)							(4,298)
Total comprehensive income							$18,087
Stock option plans (net of 120,000 shares exchanged)	391	39	6,200			(2,691)	3,548
Cash dividends at $.52 per share				(17,641)			(17,641)
Common stock repurchased (121,000 shares)						(2,337)	(2,337)
Other				(17)			(17)
BALANCE AT DECEMBER 29, 2001	39,411	$ 3,941	$ 44,224	$ 325,642	$ (8,164)	$ (103,158)	$ 262,485
Comprehensive income							
Net earnings				23,895			23,895
Other comprehensive income							
Securities valuation adjustment, net of taxes of $51					85		85
Translation adjustments					1,900		1,900
Derivative unrealized gain, net of taxes of $831					1,299		1,299
Total other comprehensive income							3,284
Total comprehensive income							$27,179
Stock option plans (net of 61,000 shares exchanged)	282	28	4,433			(1,363)	3,098
Cash dividends at $.52 per share				(17,931)			(17,931)
Other				(233)			(233)
BALANCE AT DECEMBER 28, 2002	39,693	$ 3,969	$ 48,657	$ 331,373	$ (4,880)	$ (104,521)	$ 274,598
Comprehensive income							
Net earnings				24,779			24,779
Other comprehensive income							
Securities valuation adjustment, net of taxes of $85					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain, net of taxes of $985					1,541		1,541
Total other comprehensive income							4,205
Total comprehensive income							$28,984
Stock option plans (net of 135,000 shares exchanged)	325	33	5,026			(3,011)	2,048
Cash dividends at $.53 per share				(17,518)			(17,518)
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)
Other				62			62
BALANCE AT JANUARY 3, 2004	40,018	$ 4,002	$ 53,683	$ 338,696	$ (675)	$ (134,218)	$ 261,488

See notes to consolidated financial statements.

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2003 contained 53 weeks. Fiscal years 2002 and 2001 each contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on historical losses and current conditions.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $16,183,000 in 2003 and $16,461,000 in 2002, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $20.4 million and $19.7 million, net of accumulated amortization, at January 3, 2004 and December 28, 2002, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at January 3, 2004 and December 28, 2002. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at January 3, 2004 and December 28, 2002, due to the short-term maturities of these instruments.

Goodwill: Goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment on an annual basis, as required under Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets."

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets will not be recovered through future operations or sale.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of pre-tax earnings of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development and product cost improvements are treated as expenses when incurred and amounted to approximately $21,932,000 in 2003, $22,484,000 in 2002 and $24,415,000 in 2001.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized as earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings in the period of change.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to $20,852,000 in 2003, $22,391,000 in 2002 and $22,516,000 in 2001.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note K. In accounting for these plans, the Company applies the intrinsic value method permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

SFAS No. 123 requires pro forma disclosure of the effects on net income and earnings per share when applying the fair value method of valuing stock-based compensation. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model. For purposes of this disclosure, the estimated fair value of options is amortized over the applicable compensatory periods.

Pro Forma Information *(in thousands except per share data)*

	Basic	Diluted
2003		
Net income, as reported		**$ 24,779**
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		**(361)**
Pro forma net income		**$ 24,418**
Earnings per share:	Basic	Diluted
Reported	$0.75	$0.74
Pro forma	$0.74	$0.73
2002		
Net income, as reported		$ 23,895
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(581)
Pro forma net income		$ 23,314
Earnings per share:	Basic	Diluted
Reported	$0.70	$0.69
Pro forma	$0.68	$0.67
2001		
Net income, as reported		$ 22,385
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects		(1,079)
Pro forma net income		$ 21,306
Earnings per share:	Basic	Diluted
Reported	$0.66	$0.65
Pro forma	$0.63	$0.62

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Earnings Per Share: The Company's presentation of financial results includes both basic earnings per share and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes all dilutive common stock equivalents.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders' equity.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves for the year ended January 3, 2004, are as follows:

(In thousands)

Balance at December 28, 2002	Charges to Costs and Expenses	Deductions	Balance at January 3, 2004
$6,625	$2,700	$(2,700)	$6,625

Amounts included in selling and administrative costs amounted to $2,700,000 in 2003, $2,804,000 in 2002 and $3,296,000 in 2001.

Reclassification: Certain prior-year amounts have been reclassified to conform to 2003 financial statement presentation.

NOTE B
LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	2003	2002
Industrial Development Bonds:		
Due in 2004 at variable rates ranging from 1.34% to 4.02%	**$ 810**	$ 2,690
Due in 2010 at variable rate of 1.35%	**5,465**	5,465
Notes payable to banks:		
Due October 23, 2004 at 4.97% fixed rate	**25,000**	25,000
Due March 31, 2004 at 1.92% variable rate	**12,000**	12,000
Due July 31, 2004 at 1.91% variable rate	**15,000**	15,000
Due March 13, 2005 at 1.52% variable rate	**47,000**	47,000
Due November 1, 2004 at 10.16% fixed rate	**9**	20
	105,284	107,175
Less current maturities	**25,819**	1,890
	$ 79,465	$105,285

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of $3,112,000 at January 3, 2004.

Maturities of long-term obligations during the five year period ending 2008 are; 2004 - $25,819,000; 2005 - $47,000,000; 2006 - $27,000,000; 2007 - $0, 2008 and thereafter - $5,465,000.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2003 and 2002. At January 3, 2004, the Company had outstanding letters of credit totaling $7,292,000.

Interest paid was $2,878,000 in 2003, $3,312,000 in 2002 and $5,172,000 in 2001.

The Company has a note payable to bank of $47,000,000 secured by the Company's accounts receivable. This note was renewed March 5, 2003, with a maturity date of March 13, 2005.

The Company has notes payable to banks of $15,000,000 and $12,000,000 which were renewed March 12, 2004, with maturity dates of 2006. The Company has a note payable to bank of $25,000,000 that matures October 23, 2004, which the Company expects to renew or refinance at maturity.

NOTE C MARKETABLE SECURITIES

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at January 3, 2004 and December 28, 2002, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	2003	2002
Municipal debt securities	**$ 20,678**	$ 21,690
U.S. corporate debt securities	**4,435**	8,096
U.S. Treasury & agency securities	**11,641**	1,918
Other debt securities	**3,639**	14,665
	40,393	46,369
Less cash equivalents	**3,739**	19,214
	$ 36,654	$ 27,155

The estimated fair value of marketable debt and equity securities at January 3, 2004 was $3,739,000 due in one year or less, $22,144,000 due in one to five years, $4,124,000 due in five to ten years and $10,386,000 due after ten years. Because of the short-term nature of the investments, expected maturities and contractual maturities are generally the same.

NOTE D INCOME TAXES

The Company made income tax payments of $1,818,000 in 2003, $10,174,000 in 2002 and $16,065,000 in 2001. Income tax expense consists of the following:

(In thousands)		2003	2002	2001
Current:	Federal	**$ 3,908**	$ 8,829	$ 10,398
	State	**1,456**	1,283	1,483
	Foreign	**277**	(513)	(534)
		5,641	9,599	11,347
Deferred:	Federal	**8,418**	3,837	1,558
	State	**491**	598	242
	Foreign	**0**	0	0
		8,909	4,435	1,800
		$ 14,550	$ 14,034	$ 13,147

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal corporate statutory rate:

	2003	2002	2001
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.3%**	3.2%	2.7%
Other	**(1.3%)**	(1.2%)	(0.7%)
Effective income tax rate	**37.0%**	37.0%	37.0%

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	2003	2002
Property, plant, equipment and intangibles	**$ (28,098)**	$ (20,675)
Accrued liabilities	**7,384**	5,720
Derivative unrealized (gains) losses	**(946)**	39
Securities valuation	**(22)**	(107)
Employee compensation and benefits	**(2,300)**	850
Total deferred tax liabilities	**$ (23,982)**	$ (14,173)

NOTE E FINANCIAL DERIVATIVES

Hedging of Copper and Aluminum Requirements

Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative balances related to cash flow hedges, with a fair value of $2,426,000 recorded in other current assets at January 3, 2004 and a fair value liability of $99,000 recorded as a reduction in other current assets at December 28, 2002.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(934,000) and $1.4 million in 2003 and 2002, respectively. The Company expects that after-tax gains, totaling approximately $1.5 million recorded in accumulated other comprehensive income (loss) at January 3, 2004, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE F SHAREHOLDERS' EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company's common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders' equity are as follows:

(In thousands)	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at December 29, 2001	$ 96	$(1,360)	$(6,900)	$(8,164)
Net change 2002	85	1,299	1,900	3,284
Balance at December 28, 2002	181	(61)	(5,000)	(4,880)
Net change 2003	**(145)**	**1,541**	**2,809**	**4,205**
Balance at January 3, 2004	**$ 36**	**$ 1,480**	**$(2,191)**	**$ (675)**

On February 14, 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares of its common stock for cash in the amount of $26.7 million.

NOTE G COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings and other equipment under operating lease agreements. Related rental expense was $6,600,000 in 2003, $5,800,000 in 2002 and $5,100,000 in 2001. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2004 - $3,776,000; 2005 - $3,122,000; 2006 - $1,216,000; 2007 - $948,000; and 2008 and thereafter - $3,661,000.

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company's financial position, results of operations, or cash flows.

NOTE H ACQUISITIONS

On February 13, 2003, the Company acquired all of the stock of Energy Dynamics, Inc. ("EDI") for cash in the amount of $5.8 million. EDI is a designer, assembler, and marketer of industrial generator sets. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $5.8 million. EDI's results of operations for the year ended January 3, 2004 were not material to the Company's consolidated financial statements. Accordingly, pro forma information has not been presented. The Company's consolidated financial statements include the results of operations and the assets and liabilities of EDI after February 12, 2003.

NOTE I FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Singapore and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	**2003**	2002	2001
Net Sales:			
United States Companies			
Domestic customers	**$ 479,414**	$ 474,729	$ 479,362
Export customers	**40,926**	36,792	38,445
	520,340	511,521	517,807
Foreign Affiliates	**41,051**	37,986	39,652
	$ 561,391	$ 549,507	$ 557,459
Earnings Before Income Taxes:			
United States Companies	**$ 39,076**	$ 38,524	$ 37,220
Foreign Affiliates	**253**	(595)	(1,688)
	$ 39,329	$ 37,929	$ 35,532
Assets:			
United States Companies	**$ 457,727**	$ 455,699	$ 439,445
Foreign Affiliates	**19,228**	17,062	18,082
	$ 476,955	$ 472,761	$ 457,527

NOTE J EARNINGS PER SHARE

The table below details earnings per share for the years indicated:

	2003	2002	2001
Numerator Reconciliation:			
The numerator is the same for diluted and basic EPS:			
Net earnings *(in thousands)*	**$ 24,779**	$ 23,895	$ 22,385
Denominator Reconciliation:			
Weighted average shares - basic	**32,928,369**	34,060,853	33,896,164
Effect of dilutive securities - stock options	**476,364**	561,283	609,386
Weighted average shares - diluted	**33,404,733**	34,622,136	34,505,550
Earnings Per Share - basic	**$ 0.75**	$ 0.70	$ 0.66
Earnings Per Share - diluted	**$ 0.74**	$ 0.69	$ 0.65

NOTE K STOCK PLANS

At January 3, 2004, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock's market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company's stock plans follows.

1990 Plan – Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. There are no charges to income.

1987 and 1994 Plans – Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period.

1996 and 2001 Plans – Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable. Related compensation expense on the options granted at 50% of market is amortized over the applicable compensatory period.

	1990 Plan	1987 and 1994 Plans		1989, 1996 and 2001 Plans	
Type	Non-compensatory	Compensatory		Compensatory	
Administrator	Stock Option Committee	Stock Option Committee		Executive Committee	
Recipients	District Managers	Employees		Non-employee Directors	
Status	Active	Active - 1994 Plan Expired - 1987 Plan		Active - 2001 Plan Expired - 1989 & 1996 Plans	
Options Outstanding at Fiscal Year-End	**Granted at Market**	**Granted at Market**	**Granted at Less than Market**	**Granted at Market**	**Granted at Less than Market**
Range of exercise prices	$17.06 - $27.19	$12.19 - $26.56	$6.78 - $13.91	$13.25 - $23.27	$6.63 - $11.64
Options outstanding	97,295	1,920,454	239,458	145,800	88,180
Weighted-average exercise price	$21.44	$19.03	$9.84	$20.25	$10.12
Weighted-average remaining contractual life	3.6 years	5.3 years	6.0 years	6.0 years	5.9 years
Options currently exercisable	49,295	1,476, 054	234,458	145,800	88,180
Weighted-average exercise price	$22.17	$18.44	$9.82	$20.25	$10.12

A summary of the Company's weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2003, 2002 and 2001 follows.

Weighted Average Variables		**2003**		2002		2001
Volatility		**2.0%**		2.5%		3.5%
Risk-free interest rates		**3.7%**		5.0%		5.1%
Dividend yields		**2.6%**		2.4%		2.4%
Expected option life		**6.7 years**		7.6 years		6.9 years
Remaining contractual life		**5.4 years**		5.2 years		5.7 years
Per share price of options granted during year	**Exercise Price**	**Fair Value Price**	Exercise Price	Fair Value Price	Exercise Price	Fair Value Price
At market price	**$20.27**	**$1.45**	$21.68	$3.08	$21.38	$2.94
At less than market price	**$10.11**	**$4.55**	$9.81	$9.04	$10.73	$8.09

Stock Option Activity	**Shares**	**Weighted Average Price/Share**	Shares	Weighted Average Price/Share	Shares	Weighted Average Price/Share
Total options outstanding						
Beginning Balance	2,499,790	$17.26	2,601,234	$16.62	2,669,899	$15.67
Granted	421,500	18.85	233,300	19.17	398,500	19.72
Exercised	(325,170)	16.30	(281,618)	14.65	(390,945)	12.69
Canceled	(104,933)	19.13	(53,126)	19.86	(76,220)	19.86
Ending Balance	2,491,187	17.99	2,499,790	17.26	2,601,234	16.62
Shares authorized for grant	8,141,600		8,141,600		12,191,600	
Shares exercisable, at year end	1,993,787	17.29	2,110,490	16.74	2,083,384	15.88
Shares reserved for future grants, at year end	1,466,348		1,793,381		1,973,555	

NOTE L RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The new rules on accounting for goodwill and other intangible assets became effective for the Company beginning in the first quarter of 2002. The Company's transitional impairment test did not indicate any impairment losses. The Company's annual tests for impairment, completed during the fourth quarters of 2003 and 2002, did not indicate any impairment losses.

Pro Forma Information *(in thousands except per share data)*

	2003	2002	2001
Net Income, as reported	**$ 24,779**	$ 23,895	$ 22,385
Goodwill amortization	**0**	0	1,120
Adjusted net income	**$ 24,779**	$ 23,895	$ 23,505
EPS - Basic:			
Reported	**$ 0.75**	$ 0.70	$ 0.66
Adjusted	**$ 0.75**	$ 0.70	$ 0.69
EPS - Diluted:			
Reported	**$ 0.74**	$ 0.69	$ 0.65
Adjusted	**$ 0.74**	$ 0.69	$ 0.68

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company's adoption of SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002 had no effect on its consolidated financial position, results of operations, or cash flows for the year ended January 3, 2004.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, as well as amending certain other existing FASB pronouncements. In general, SFAS No. 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The Company's adoption of SFAS No. 149 did not have a material effect on its financial position, results of operations, or cash flows for the year ended January 3, 2004.

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and affiliates as of January 3, 2004 and December 28, 2002, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and affiliates at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note L to the consolidated financial statements, effective December 30, 2001, Baldor Electric Company changed its method of accounting for goodwill and identifiable intangible assets with indefinite lives.

Ernst & Young LLP

Fort Smith, Arkansas
January 29, 2004
Except for Note B, as to which the date is March 12, 2004

Report of Management on Responsibility for Financial Reporting

Baldor management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying informed judgments and estimates where appropriate.

Baldor maintains a system of internal accounting controls that provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent auditors, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.

Ernst & Young LLP, independent certified public accountants, have audited Baldor's financial statements. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

R.S. Boreham Jr.

R. S. BOREHAM, JR.
Chairman of the Board

J McFarland

JOHN McFARLAND
President and Chief Executive Officer

Ronald Tucker

RONALD E. TUCKER
Chief Financial Officer and Secretary


BALDOR

Left to right: Richard E. Jaudes; Barry K. Rogstad; Jefferson W. Asher, Jr.; Roland S. Boreham, Jr.; John A. McFarland; R. L. Qualls; Merlin J. Augustine, Jr.; Robert L. Proost; Robert J. Messey.

Board of Directors

Roland S. Boreham, Jr.
Chairman of the Board

John A. McFarland
President and Chief Executive Officer

Jefferson W. Asher, Jr.
Independent management consultant

Merlin J. Augustine, Jr.
Assistant Vice Chancellor of Finance and Administration at the University of Arkansas in Fayetteville

Richard E. Jaudes
Partner at Thompson Coburn LLP, Attorneys at Law

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc.

Robert L. Proost
Financial Consultant and Lawyer
Former Corporate Vice President, Chief Financial Officer, & Director of Administration of A.G. Edwards & Sons, Inc.

R. L. Qualls
Independent financial consultant
Former CEO of Baldor Electric Company

Barry K. Rogstad
Independent business consultant
Former President of American Business Conference

Officers

Roland S. Boreham, Jr.
Chairman

John A. McFarland
President and Chief Executive Officer

Ronald E. Tucker
Chief Financial Officer and Secretary

Randall P. Breaux
Vice President - Marketing

Roger V. Bullock
Vice President - Drives

Randy L. Colip
Vice President - Sales

Charles H. Cramer
Vice President - Human Resources

Gene J. Hagedorn
Vice President - Materials

Jeffrey R. Hubert
Vice President - Sales

Terry B. King
Vice President - Linear Motors and Generators

Tracy L. Long
Treasurer and Assistant Secretary

Randal G. Waltman
Vice President - Motor Operations

[illegible]

Dividends Paid

Baldor's [illegible] dividend rate for 20[illegible] [illegible] percent over the 2002 rate. There have been [illegible] increases in the last five years and ten increases in the last ten years.

	2003	2002	2001
1st quarter	**$0.13**	$0.13	$0.12
2nd quarter	**0.13**	0.13	0.13
3rd quarter	**0.13**	0.13	0.13
4th quarter	**0.14**	0.13	0.13
Year	**$0.53**	$0.52	$0.52

Common stock price range

	2003		2002	
	HIGH	**LOW**	HIGH	LOW
1st quarter	**$22.24**	**$17.98**	$23.33	$20.25
2nd quarter	**23.00**	**20.35**	25.24	21.75
3rd quarter	**22.99**	**19.09**	25.20	17.85
4th quarter	**23.29**	**19.65**	20.86	17.30

Shareholders

At January 3, 2004, there were 4,842 shareholders of record including employee shareholders through participation in the benefit plans.

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m. local time, Saturday, April 24, 2004 at the Fort Smith Convention Center in Fort Smith, Arkansas.

Independent auditors
Ernst & Young LLP
5000 Rogers Ave. - Suite 310
Fort Smith, Arkansas 72903

General counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101

Ticker
The common stock of Baldor Electric Company trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Corporate Documents
Baldor's Form 10-K report is filed with the Securities and Exchange Commission and the NYSE. Copies of the Form 10-K and certain other corporate governance documents are available, without charge, by submitting a written request to Baldor's Investor Relations Department. These documents can also be viewed at Baldor's corporate website. Please refer to the contact information under "Shareholder Information."

Shareholder information
To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:
Baldor Electric Company
Attn: Investor Relations
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (479) 646-4711
Fax: (479) 648-5752
Internet: www.baldor.com

Transfer agent and registrar
Continental Stock Transfer & Trust Company
17 Battery Place - Floor 8
New York, New York 10004
(800) 509-5586
(212) 509-4000 or (212) 845-3200
Fax: (212) 509-5150
www.continentalstock.com

PRINTED WITH SOY INK.
This annual report is printed on recycled paper using soy-based inks.

Mission Statement

To be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, drives and generators.











BALDOR

Electric Company

Electric Motors, Drives and Generators

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com